FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...Ö..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MATERIAL FACT

Celulosa Arauco y Constitución S.A.

Securities Registry Registration No. 42

Santiago (Chile), October 21, 2014

Mr.

Carlos Pavez Tolosa

Superintendent

Superintendency of Securities and Insurance

Avda. Libertador Bernardo O’Higgins 1449

Dear Sir,

The undersigned, on behalf of the corporation named Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco”, both domiciled in the Metropolitan Region of Chile, Avenida El Golf No. 150, Floor 14, Commune of Las Condes, registered in the Chilean Securities Registry under No. 42, Chilean Tax Identification No. 93.458.000-1, duly empowered for these purposes, hereby communicates the following material information in relation to the Company, its business, its publicly offered securities of the offer of them, pursuant to article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by this Superintendency:

In the communication of “Material Fact” sent last October 3, Arauco informed the public of the estimated impact on its results for the effect that the increase of the first category tax set forth by Law No. 20.780 would produce in the net liabilities for differed taxes of the Company, in accordance with the application of the IFRS regulation.

However, through Official Circular Letter No. 856, dated October 17, the Superintendency of Securities and Insurance established that the difference in assets and liabilities for differed taxes resulting from the increase of the aforementioned tax rate should be accounted by charging it to the net worth.

Therefore, we hereby inform that, pursuant to the aforementioned Official Circular Letter, the effect in deferred taxes as a result of the increase of the first category tax rate shall not impact the result or the determination of the Company’s distributable net profit, but rather will result in a direct charge to the net worth amounting to approximately US$292,000,000, which shall be included in the Financial Statements for September 30, 2014.

Pursuant to the information disclosed in our Material Fact of last October 3, the aforementioned impact over net worth has been assessed considering the application of the partially integrated system. In the event that a future Shareholders Meeting decides to choose the system of attributed rent, the corresponding adjustments shall be performed.

Finally, it is relevant to mention that the criteria imposed in the aforementioned Official Circular Letter is applicable only to the Financial Statements that must be submitted to the Superintendency of Securities and Insurance in Chile. The criteria ordered by Official Circular Letter No. 856 shall not apply to the Financial Statements that must be submitted to the Securities and Exchange Commission (SEC) of the United States of America.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange, La Bolsa No. 64, Santiago

- Electronic Exchange of Chile, Huérfanos 770. Floor 14, Santiago

- Valparaiso Stock Exchange, Casilla 218-V, Valparaiso

- Bondholder Representative (Banco Santander). Bandera 140, Santiago.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)
Date: October 27, 2014	By:	/s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer